

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2022

Nicholas Dermatas
Chief Financial Officer
North Mountain Merger Corp.
767 Fifth Avenue, 9th Floor
New York, NY 10153

> **Re: North Mountain Merger Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed March 22, 2022**
> **File No. 001-39523**

Dear Mr. Dermatas:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　　　　　　Office of Technology

cc:　　Raphael N. Russo